UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: November 15, 2022

WELIVV, INC.

(dba Applaudable, dba Moro)

Commission File Number: 024-11620

Delaware	81-2513851
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

228 Park Ave S PMB 44415

New York, New York 10003-1502

(646) 517-4336

Title of each class of securities issued pursuant to Regulation A: Class B Non-Voting Common Stock, par value $0.0001 per share

This Current Report on Form 1-U is issued in accordance with Rule 257(b)(4) of Regulation A, and is neither an offer to sell any securities, nor a solicitation of an offer to buy, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Item 8.	Certain Unregistered Sales of Equity Securities.

On November 11, 2022, the Company conducted the first of several anticipated closings of the sale of its Class B Non-Voting common stock pursuant to Rule 506(c) of Regulation D of the Securities Act. The company anticipates raising $500,000 through the offering, which is based on a pre-money valuation of $35,000,000 and available only to accredited investors. If fully subscribed, the company will issue approximately 83,333 new shares. No securities owned by any director or officer shall be sold as part of the offering. The company may decide to accept oversubscriptions.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeLivv, Inc.
a Delaware corporation

By:	/s/ Andrew Christodoulides
Name: Its:	Andrew Christodoulides Chief Executive Officer
Date:	November 15, 2022